UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Outcome of Asset Revaluation

On April 24, 2026, Woori Financial Group Inc. (the “Company”) announced that it conducted a revaluation of certain of its land properties, in order to reflect the fair value of such assets in accordance with Korean International Financial Reporting Standards (K-IFRS) and to improve its financial structure through the expected increases to its assets and capital resulting from such revaluation.

Key Details

Assets Revaluated	203 Hoehyeon-dong, Jung-gu, Seoul and 317 other parcels of land

Revaluation Base Date	March 31, 2026

Revaluation details	Object	Book Value (KRW)	Value after Revaluation (KRW)	Revaluation Difference (KRW)

	Land Properties	1,779,909,306,318	4,248,414,441,473	2,468,505,135,155

Total Assets (KRW)		612,584,818,270,339

Percentage of Revaluation Difference to Total Assets (%)		0.40

Provisional Accounting Details

1. Increase in Asset (Land): KRW 2,468.5 billion

2. Increase in Liability (Deferred tax liabilities due to revaluation): KRW 676.6 billion

3. Increase in Equity (Revaluation surplus*, etc.): KRW 1,791.9 billion

 * The revaluation surplus (other comprehensive income): KRW 1,796.5 billion

Appraisal Agency	MIRAE & SAEHAN APPRAISAL Co., Ltd.

Other important details to be considered for investment decisions

- The “Book Value” and “Total Assets” above are based on the consolidated financial statements of the Company as of March 31, 2026.

- The “total assets” and the “provisional accounting details” above are subject to change based on the results of the external audit of the Company.

- The revaluation surplus (other comprehensive income) recognized as a result of the asset revaluation is not considered to be profit distributable as dividends under the Korean Commercial Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 24, 2026	By:	/s/ Seong Min Kwak
(Signature)

	Name:	Seong Min Kwak
	Title:	Deputy President